Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund is Open to Non-Accredited Investors
All retail investors can gain access to multiple alternative asset classes with a single investment

NEW YORK -- November X, 2020 -- Yieldstreet, the digital wealth management platform, announced that the Yieldstreet Prism Fund (the "Fund") has expanded access to alternative investments to a broader potential pool of investors by opening the Fund to all investors.

The opportunity to invest in the Yieldstreet Prism Fund was previously limited to accredited investors. Yieldstreet also said that the Fund would remain open more frequently to potential investors instead of being open to investors only periodically.

"By opening the Fund to non-accredited investors, we stay true to our mission," said Milind Mehere, Founder and CEO. "We are offering opportunities to people who have been shut out of such investments in the past. Now they get access to some of the products and asset classes that previously have been confined to only big institutions and the ultra rich."

"The equities market has been a roller coaster since the pandemic hit with some of the largest daily price swings since 1929," said Michael Weisz, Founder and President of Yieldstreet.

"People are seeing their holdings shrink from one day to the next and we believe the traditional bond market offers little chance right now to generate income and grow your wealth. The Yieldstreet Prism Fund is designed to not be highly correlated to the market, so if you want a more diverse, and longer-term investment, this provides a potential new way to compliment your portfolio."[1]

The Fund invests in primarily illiquid, private market assets — an asset class that has continued to experience growing demand as investors search for yield. According to a report from Preqin, global alternative assets under management topped $10 trillion as of June 30, 2020 and are on track to exceed $14 trillion by 2023.

With a single investment, individuals gain exposure to holdings in six asset classes: Art, Commercial, Consumer, Legal, Real Estate, and Corporate preferred bonds. Among fintechs that offer access to private markets, this range of sector diversity is unique to the Yieldstreet Prism Fund.[1] The minimum investment in the Fund is $5,000 - subsequent minimum investments are $1,000 - investors can also allocate to the Fund by rolling over their 401k using Yieldstreet IRA to diversify their retirement portfolio.[1] The Fund is overseen by an independent board with Chairman John Siciliano, Jim Jessee and Bill Riegel.

Since inception, Yieldstreet has funded over $1.5 billion of investments on its platform and returned nearly $700 million in principal and interest to investors.Yieldstreet was named the 12th-fastest-growing company in the U.S. on the Financial Times America's Fastest Growing

Companies list in 2020.Yieldstreet also made Inc.'s top-50 ranking of private companies by revenue growth for the second consecutive year.

Find out more about the Yieldstreet Prism Fund here.

About Yieldstreet

Yieldstreet is reinventing the way wealth is created and transforming the investment landscape by lowering the barriers to give individual investors access to unique alternative investment offerings and investment strategies previously reserved only for institutions and the ultra-wealthy. Yieldstreet's accessible platform allows investors to choose from a range of asset classes such as Art, Commercial, Legal, Marine, Private Business Credit (Consumer and Commercial) and Real Estate, as single offerings or through Funds. Yieldstreet has funded over $1.5 billion of deals since its founding in 2015. The company is headquartered in New York City with offices in Brazil, Greece, and Malta. Join the movement at www.yieldstreet.com.

[1] The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.